Cadbury plc (the “Company”)

Announcement of transaction in ordinary shares of 10p each by a Director

The Company was notified on 6 August 2008 that, on 5 August 2008, Bob Stack disposed of 90,000 ordinary shares in the capital of the Company at a price of £6.00 per share.

Following this transaction, Bob Stack has an interest in 643,172 shares in the capital of the Company. He also has a conditional interest in a further 310,411 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

This transaction was carried out in London.

This announcement is made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:

J M Mills

Director of Group Secretariat

Tel: 01895 615176

7 August 2008